CRC CRYSTAL RESEARCH CORPORATION
4952 EAST ENCANTO STREET
MESA, ARIZONA 85205

December 23, 2009

Ms. Jen Do
Division of Corporate Finance
United Securities and Exchange Commission
Washington, DC 20549-4631

RE:  CRC Crystal Research Corporation
                     Form 8-K/A Item 4.01
                     Filed December 14, 2009
                     File #000-52472

Dear Ms. Do:

We are in receipt of your letter dated December 16, 2009 and the following sets forth our responses to same:

1.
We note from your response to comment 1 in our letter dated September 28, 2009 that Seale and Beers was dismissed.  However, in the fourth paragraph, you refer to the “date of resignation on September 17, 2009.”  Further, we note in the first sentence of the fourth paragraph that the Board of Directors dismissed Seale and Beers on September 22, 2009, while the fifth paragraph states that the date of dismissal is September 17, 2009. Please revise your filing to clearly state, in all applicable instances and if true, that Seale and Beers was dismissed, and to ensure the dismissal date is consistent throughout your filing.

Answer:	The Form 8-k has been revised to clarify that Seale and Beers withdrew as the Company’s independent auditors on September 17, 2009.

2.
We note that the Exhibit 16 letter was not included in your amended filing.  Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form l8-K.

Answer:                      An updated Exhibit 16 letter has been filed as an exhibit.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRC CRYSTAL RESEARCH CORPORATION

By:/s/ Dr. Kiril A. Pandelisev
       Dr. Kiril A. Pandelisev, CEO